FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the month of July 2007 Commission File Number: 000-52145

BLACK DIAMOND BRANDS CORP. (f/k/a Black Diamond Holdings Corp.)

(Translation of Registrant's name into English)

595 HORNBY STREET, SUITE 600, VANCOUVER, BC, CANADA V6C 2E8

(Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

Form 20-F	X	Form 40-F	X

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ______________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ______________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

Yes	X	No	X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

The Registrant has issued a press release, as attached.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACK DIAMOND HOLDINGS CORP.

Date: August 2, 2007	By: /s/ Brad J. Moynes

BRAD J. MOYNES,
Chief Executive Office

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: BLACK DIAMOND BRANDS CORP. OTC Bulletin Board SYMBOL: BDMHF

July 31, 2007

Black Diamond Brands Corp. Clears Blue Sky Laws in Approximately 38 States

VANCOUVER, BRITISH COLUMBIA--(CCNMatthews - July 31, 2007) - Black Diamond Brands Corp. (OTCBB:BDMHF), the "Company", announced today that its company information will be made available via Standard & Poor's Market Access Program, an information distribution service that enables publicly traded companies to have their company information disseminated to users of Standard & Poor's Advisor Insight. The company information to be made available through this program includes share price, volume, dividends, shares outstanding, company financial position, and earnings. Standard & Poor's Advisor Insight is an Internet-based research engine used by more than 100,000 investment advisors. A public version of the site is available at www.advisorinsight.com.

In addition, information about companies in Standard & Poor's Market Access Program will be available via S&P's Stock Guide database, which is distributed electronically to virtually all major quote vendors. As part of the program, a full description of Black Diamond Brands Corp. will also be published in the Daily News section of Standard Corporation Records, recognized securities manual for secondary trading in approximately 38 states under the Blue Sky Laws.

The Company's name change application has become effective, approved by NASDAQ and officially changed from Black Diamond Holdings, Corp. to Black Diamond Brands Corp. In addition, the Company's CEO, Mr. Brad J. Moynes is please to announce that the Company has launched its new corporate website that can be viewed at www.blackdiamondbrands.com.

About Black Diamond Brands Corp.:

Black Diamond Brands Corp. is a Vancouver, Canada domiciled company that was incorporated on December 28, 2000. The Company and its two wholly owned subsidiaries, Black Diamond Importers Inc., and Liberty Valley Wines, LLC are engaged in the bottling, importation, distribution, marketing, and brand creation of premium wines and spirits to consumers worldwide.

All company filings may be viewed on www.sec.gov and through the Edgar filing System.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp. Brad J. Moynes CEO

(604) 646-5620 or Toll Free: 1-877-646-5635 Website: www.blackdiamondbrands.com / www.libertyvalleywine.com

INDUSTRY: Food and Beverage-Beverages Non Alcoholic and Alcohol-

Wine/Spirits SUBJECT: STK